SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response 0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* ICM Asset Management, Inc. (See Note 1)	2. Date of Event Requiring Statement (Month/Day/Year) August 2, 2001 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol Elite Logistics, Inc. (ELOG)
(Last) (First) (Middle) 601 W. Main Ave., Suite 600	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) Spokane, WA 99201		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	680,556	I	See Note 2
Common Stock	7,407	D	See Note 3
Common Stock	7,407	D	See Note 4

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security (See Note 5.)	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	10/13/00	10/12/03	Common Stock	277,779	$0.625 per share	I	See Note 2
Warrants	10/13/00	10/12/03	Common Stock	3,704	$0.625 per share	D	See Note 3
Warrants	10/13/00	10/12/03	Common Stock	3,704	$0.625 per share	D	See Note 4
Warrants	1/31/01	1/30/04	Common Stock	97,403	$0.625 per share	I	See Note 2
Warrants	1/31/01	1/30/04	Common Stock	1,299	$0.625 per share	D	See Note 3
Warrants	1/31/01	1/30/04	Common Stock	1,299	$0.625 per share	D	See Note 4
Warrants	2/28/01	2/27/04	Common Stock	97,403	$0.625 per share	I	See Note 2
Warrants	2/28/01	2/27/04	Common Stock	1,299	$0.625 per share	D	See Note 3
Warrants	2/28/01	2/27/04	Common Stock	1,299	$0.625 per share	D	See Note 4
Warrants	3/23/01	3/22/04	Common Stock	97,403	$0.625 per share	I	See Note 2
Warrants	3/23/01	3/22/04	Common Stock	1,299	$0.625 per share	D	See Note 3
Warrants	3/23/01	3/22/04	Common Stock	1,299	$0.625 per share	D	See Note 4
Warrants	8/02/01	8/01/06	Common Stock	321,430	$0.625 per share	I	See Note 2
Warrants	8/02/01	8/01/06	Common Stock	4,285	$0.625 per share	D	See Note 3
Warrants	8/02/01	8/01/06	Common Stock	4,285	$0.625 per share	D	See Note 4

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of (i) James M. Simmons, manager of Koyah Ventures, LLC, and President and controlling shareholder of ICM Asset Management, Inc.; (ii) ICM Asset Management, Inc., an investment adviser registered with the Securities and Exchange Commission; (iii) Koyah Ventures, LLC, the general partner of investment limited partnerships; (iv) M. Scott Atkinson, a member and officer of a limited liability company of which James M. Simmons is manager and ICM Asset Management, Inc. is a member; and (v) Nigel M. Davey, a member and officer of a limited liability company of which James M. Simmons is manager and ICM Asset Management, Inc. is a member. The Reporting Persons disclaim membership in a group with any non-Reporting Person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by investment limited partnerships of which Koyah Ventures, LLC is the general partner and ICM Asset Management, Inc. is the investment adviser. No such partnership beneficially owns more than ten percent of the outstanding stock of ELOG. Each reporting person disclaims beneficial ownership in the securities except to the extent of their respective pecuniary interests therein.

(3) These securities are owned by M. Scott Atkinson.

(4) These securities are owned by Nigel M. Davey.

(5) The Warrants are subject to automatic exercise and the exercise price of the Warrants is subject to adjustment upon the occurrence of certain events.

Dated: September 6, 2001

ICM Asset Management, Inc. Koyah Ventures, LLC

By: By:

Robert J. Law James M. Simmons James M. Simmons

Vice President Manager

M. Scott Atkinson Nigel M. Davey

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name: James M. Simmons

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: Elite Logistics, Inc. (ELOG)

Date of Event Requiring Statement: August 2, 2001

Signature: James M. Simmons

Name: Koyah Ventures, LLC

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: Elite Logistics, Inc. (ELOG)

Date of Event Requiring Statement: August 2, 2001

Signature: Koyah Ventures, LLC

By: James M. Simmons, Manager

Name: M. Scott Atkinson

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: Elite Logistics, Inc. (ELOG)

Date of Event Requiring Statement: August 2, 2001

Signature: M. Scott Atkinson

Name: Nigel M. Davey

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: Elite Logistics, Inc. (ELOG)

Date of Event Requiring Statement: August 2, 2001

Signature: Nigel M. Davey